First quarter report 2010 report 2010 Eksportfinans ASA

Comment from the President and CEO 3 Financial highlights 4 Highlights 5 Export lending 5 Local government lending 6 Funding 6 Results 6 Balance sheet 7 Statement of comprehensive income 9 Balance sheet 10 Statement of changes in equity 11 Cash flow statement 12 Notes to the accounts 13

President and CEO Gisèle Marchand (photo: Sverre Chr. Jarlid) Underlying business operations remain strong Entering into 2010, there are still uncertainties in both the Norwegian and international economies. Signs of normalization in the international financial markets appeared in the last half-year of 2009, and were confirmed during the first quarter of 2010 as international credit spreads continued to decline. Eksportfinans experienced a strong demand globally for its debt in the first quarter of 2010. The company continues to play an active role, and successfully launched a 3-year USD 1 billion global benchmark transaction on March 23. The transaction obtained extensive investor diversification, geographically as well as by investor type. Eksportfinans’ underlying business operations showed continued strong performance in the first quarter of 2010, and net interest income was NOK 350 million for the three months ended March 31, 2010. However, the total comprehensive income according to IFRS was negative for the equivalent period, at negative NOK 194 million. This negative result was due to the reversal of previously recognized unrealized gains on Eksportfinans debt. These unrealized losses do not in any material aspect affect the company’s core capital. This is explained in more detail on page 5. A solid position within export lending We are pleased to announce that Eksportfinans recently was awarded two “Deal of the Year 2009” prizes. Both awards were given for large projects within the category of export credits. The “Deal of the Year” awards were given by Marine Money and the Trade Finance Magazine. This is an important indication of Eksportfinans’ being an attractive financial business partner for the industry and co-operating financial institutions. Eksportfinans’ order book for 2010 is solid, and the volumes of export-related loans remain relatively high. This is a result of contracts established prior to the economic downturn. Prospects for new export lending from 2011 are more uncertain. The maritime industry in Norway is still experiencing uncertainty with regards to future activity levels, and the need to reposition for the future seems apparent. Eksportfinans is exploring the sectors of renewable energy, environment and infrastructure, and a new business area is now being established. Ivar Slengesol has been appointed as new EVP Director of Business Development and will lead the efforts related to these sectors. He comes from the position as CEO of the offshore and wind company Ocean Wind, and has a diversified and relevant background. This strengthens our confidence in Eksportfinans being a solid business partner for our customers in a challenging market place also in the years to come. Gisèle Marchand President and CEO

Unaudited Financial highlights All figures are for Eksportfinans ASA only, and do not include its former subsidiary, Kommunekreditt Norge AS, which had, prior to its sale in the second quarter of 2009, been consolidated in the financial statements of the Eksportfinans Group. The financial ratios for the corresponding period of the first quarter 2009 have not previously been publicly presented, as such figures were presented for the consolidated Eksportfinans Group. Figures for interim periods are unaudited. First quarter (NOK million) 2010 2009 Net interest income 350 353 Profit/(loss) for the period from continuing operations (194) 2,022 Total comprehensive income for the period (194) 2,022 Return on equity 1*) (14.6% ) 102.6% Net return on average assets and liabilities 2*) 0.61% 0.56% Net operating expenses/average assets 3*) 0.08% 0.07% Total assets 233,364 270,213 Loans outstanding 4) 120,487 131,069 New loans disbursed 3,717 8,528 New bond debt issued 25,996 16,531 Public sector borrowers/guarantors 5) 27.0% 16.3% Capital adequacy 13.2% 11.1% Exchange rate NOK/USD 6) 5.9826 6.6802 *) Quarterly figures are annualized. Definitions 1. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance) adjusted for proposed not distributed dividends. 2. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period). 3. Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets (average of opening and closing balance). 4. Total loans outstanding: Consists of loans and receivables due from customers and part of loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4, 5 and 6 to the accompanying financial statements. 5. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending. 6. Exchange rate at balance sheet date.

Highlights First quarter 2010 The underlying business operations showed continued good performance in the first quarter of 2010. Net interest income was NOK 350 million, compared to NOK 353 million for the first quarter of 2009. International credit spreads continued to decline during the first quarter of 2010. This, in turn, led to a reversal of the net gains in the fair value of Eksportfinans own debt which were booked in 2008 and in the first quarter of 2009. While Eksportfinans booked unrealized gains of NOK 2.7 billion on its own debt, net of derivatives, for the first quarter 2009, the corresponding figure for the equivalent period in 2010 was an unrealized loss of NOK 581 million. This unrealized loss does not in any material way affect the core capital of the company. The unrealized gain on Eksportfinans’ own debt, net of derivatives, accumulated in the balance sheet, was NOK 1.2 billion at March 31, 2010. These remaining unrealized gains on own debt will continue to be reversed as unrealized losses in future periods. Due to the unrealized losses on own debt, Eksportfinans experienced a negative comprehensive income in the first quarter 2010 of NOK 194 million, compared to positive NOK 2,022 million in the corresponding period of 2009. Net profit excluding unrealized gains and losses (as explained under the section “Results”) was NOK 226 million in the first quarter of 2010, compared to NOK 218 million in the corresponding period in 2009. The core capital adequacy ratio at March 31, 2010 was 9.5 percent, compared with 7.8 percent at the end of first quarter 2009. In the first three months of 2010, Eksportfinans was active in the private placement markets. In addition the company was also able to issue its first USD benchmark of the year. Total assets amounted to NOK 233.4 billion at March 31, 2010, compared to NOK 270.2 billion at March 31, 2009. This reduction was mainly due to the reduction of the municipality lending portfolio, the reduction of the liquidity portfolio and changes in foreign exchange rates. In the first quarter of 2010 Eksportfinans was awarded with two “Deal of the Year” prizes for the year of 2009. In the category of export credits, The Trade Finance Magazine awarded Eksportfinans the Deal of the Year for the financing of Norb VIII & IX, two drilling ships equipped to operate in water depths of up to 10,000 feet, for Odebrecht Óleo e Gás Ltda in Brasil. In the same category, Marine Money awarded Eksportfinans the Deal of the Year for the financing of the Norwegian drilling company Seadrill Limited. For both transactions, Eksportfinans received the awards together with co-operating banks and the Norwegian Guarantee Institute for Export Credits (GIEK). In March 2010, the Board agreed on a new Social Responsibility Policy for Eksportfinans. The institution has a proactive attitude to social responsibility in managing the company and in all of its business activities. For more information, see www.eksportfinans.no. Export lending New disbursements were NOK 3.7 billion in the first quarter of 2010, compared to NOK 8.5 billion for the corresponding period in 2009. The volume of outstanding export loans was NOK 84.0 billion at March 31, 2010 compared to NOK 79.3 billion at March 31, 2009. The volume of new loan disbursements was mainly related to contract financing such as shipbuilding, ship equipment and offshore oil and gas projects, and primarily a result of contracts entered into in 2008 and 2009. New disbursements under the government-supported export financing scheme was NOK 1 billion at March 31, 2010, compared to NOK 5.7 billion in the corresponding period in 2009. The lower level of new disbursements in the first quarter of 2010, compared to the first quarter of 2009, was due to a few large contracts leading to high disbur sements in the first three months of 2009. The volume of Eksportfinans’ order book for export-related loans is still solid. The probability adjusted order book was approximately NOK 37 billion at March 31, 2010. Approximately NOK 33 billion of this was contract financing. By comparison, the order book was NOK 38 billion at the end of the first quarter of 2009, which was all contract financing.

During the first quarter 2010, Eksportfinans received a large number of new loan applications for contract financing from Norway’s maritime export industries. However, this sector is experiencing a down-turn in demand and substantial international competition. Therefore, the percentage of prospective export contracts actually materializing is decreasing. Given the current market situation, the coming years will be crucial, and the maritime industries will have to adjust and expand into other segments of the shipping industry or other new market segments. In its annual letter to Eksportfinans regarding the management of the government supported export financing scheme for 2010, the Ministry of Trade and Industry has requested Eksportfinans to be aware of innovative projects and to support the Norwegian export industry in renewable energy projects specifically. Local government lending After the sale of Kommunekreditt Norge AS, Eksportfinans has provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio. This financing is contractually set to be repaid in eight equal, quarterly amounts. The first installment was paid in December 2009, and the last installment is scheduled for payment in September 2011. Eksportfinans’ total involvement in local government lending (both direct lending to municipalities and the credit provided to KLP) totaled NOK 36.5 billion at March 31, 2010, compared to NOK 51.7 billion at March 31, 2009. Funding The first quarter of 2010 saw strong demand for Eksportfinans’ debt globally. The institution was particularly active in the private placement market in Japan and in the public debt market in the USA. In addition, Eksportfinans returned to the USD benchmark market with a 3 year USD 1 billion bond issue on March 23. The transaction was sold to investors globally, with a geographic distribution of US 59 percent, Asia and Middle East 20 percent and Europe 21 percent.

Total new funding in the first quarter of 2010 amounted to NOK 26.0 billion through 197 individual trades, compared with NOK 16.5 billion and 189 trades in same period in 2009. On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement gives Eksportfinans the opportunity to obtain funding from the Government up to the end of 2010 for financing of export projects that qualify under the OECD Consensus Agreement for export financing. The Company has been able to obtain competitive funding in the market, and therefore the facility has not been utilized. Results Net interest income Net interest income was NOK 350 million in the first quarter of 2010. This was NOK 3 million lower than the corresponding period in 2009. The small decrease was mainly due to lower volume of municipality lending and liquidity placements. The net return on average assets and liabilities (see financial highlights on page 4) was 0.61 percent in the first quarter of 2010, compared to 0.56 percent in the corresponding period of 2009. Net other operating income There is still some volatility in the international capital markets that continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of a Portfolio Hedge Agreement with Eksportfinans shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been neutralized. Fluctuations in fair values in the accounts after that date have to a large extent been caused by changes in fair value on Eksportfinans’ own debt and on loans. In the first quarter of 2010, unrealized gains on Eksportfinans’ own debt amounted to NOK 403 million (net of derivatives, this amount is an unrealized loss of NOK 581 million). See note 2 to the accompanying financial statements. Accumulated in the balance sheet, the unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 1.2 billion as of March 31, 2010. These unrealized gains on own debt will continue to be reversed as unrealized losses in future periods. The capital adequacy will not be affected by this effect in any material way. In the first quarter of 2010, net other operating income was negative NOK 570 million compared to positive NOK 2,507 million in the first quarter of 2009. In addition to net losses on Eksportfinans’ own debt, net other operating income included an unrealized loss on loans of NOK 17 million, an unrealized gain on bonds under the Portfolio Hedge Agreement of NOK 175 million and an unrealized loss of NOK 161 million on the Portfolio Hedge Agreement itself. See note 2 to the accompanying financial statements for the breakdown of this line item. Total operating expenses Total operating expenses amounted to NOK 50 million for the first quarter of 2010, a decrease of NOK 2 million from the end of the first quarter in 2009. The key ratio Net operating expenses in relation to average assets was 0.08 percent for the first quarter of 2010, up from 0.07 percent for the same period in 2009. Profit/(loss) for the period Total comprehensive income for the first quarter of 2010 was negative NOK 194 million, compared to positive NOK 2,022 million for the same period in 2009. This negative result was mainly due to the reversal of previously recognized unrealized gains on Eksportfinans debt. Return on equity was negative 14.6 percent for the first quarter of 2010, compared to positive 102.6 percent for the same period in 2009. Loss from continuing operations was NOK 194 million for the period ending March 31, 2010, compared to NOK 2,022 million profit for the same period in 2009. The non-IFRS measure of profit from continuing operations excluding unrealized gains and losses on financial instruments, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans own debt. Profit from continuing operations excluding unrealized gains and losses amounted to NOK 226 million for the first quarter of 2010. This was an increase of NOK 8 million compared to the same period of 2009. (NOK million) 2010 2009 Comprehensive income for the period in accordance with IFRS (194) 2,022 Net unrealized losses/(gains) 583 (2,505) Unrealized gains/(losses) related to the Icelandic bank exposure included above 1) 0 (1) Tax-effect 2) (163) 702 Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 226 218 Return on equity based on profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 18.9% 20.5% 1) Reversal of previously recognized loss (at exchange rates applicable at March 31, 2010) 2) 28 percent of the unrealized items above Balance sheet Total assets amounted to NOK 233.4 billion at March 31, 2010, compared to NOK 270.2 billion at March 31, 2009 and 225.3 billion at year end 2009. The decrease in total assets compared to March 31, 2009 was mainly caused by the lower involvement in municipal lending, and the reduction of the liquidity portfolio combined with foreign exchange rate effects. The portfolio of bonds covered by the Portfolio Hedge Agreement with the shareholders amounted to NOK 48.3 billion at March 31, 2010, compared to NOK 66.7 billion at March 31, 2009 and NOK 52.2 billion at year end 2009. The total amount of securities invested in commercial paper and bonds amounted to NOK 73.8 billion at March 31, 2010. The corresponding volume at the end of the first quarter 2009 was NOK 93.0 billion and NOK

76.1 billion at December 31, 2009. Debts incurred by issuing commercial paper and bonds came to NOK 206.0 billion at March 31, 2010. The corresponding figure at March 31, 2009 was NOK 233.0 billion and NOK 197.6 billion at December 31, 2009. The capital adequacy ratio was 13.2 percent at March 31, 2010, compared to 11.1 percent at March 31, 2009 and 13.3 percent at December 31, 2009. The core capital adequacy ratio was 9.5 percent at March 31, 2010, compared to 7.8 percent at March 31, 2009 and 9.7 percent at December 31, 2009. The increase since the corresponding period in 2009 was mainly due to increased core capital as a consequence of strong underlying results in 2009. In addition, the capital adequacy was influenced by the reduction in risk-weighted assets caused by the lower involvement in municipal lending and the reduction of the liquidity portfolio. From year-end of 2009, there has been a slight increase in risk-weighted assets due to deposit placements of surplus liquidity from significant funding transactions late in the first quarter of 2010. On March 2, 2010, the Board proposed a dividend of NOK 700 million related to the fiscal year 2009. As of March 31, 2010, the dividend was still included as part of equity according to IFRS. As of the same date (and as of December 31, 2009), the dividend was a deduction in the calculation of core capital according to Norwegian capital adequacy regulations (see note 4). On April 8, 2010, the Annual General Meeting formally approved the Board’s proposed dividend, which was disbursed to Eksportfinans’ owners in April. Oslo, May 6, 2010 EKSPORTFINANS ASA The Board of Directors

First quarter (NOK million) 2010 2009 Note Interest and related income 1,387 2,430 Interest and related expenses 1,037 2,077 Net interest income 350 353 Commissions and income related to banking services 1 0 Commissions and expenses related to banking services 2 2 Net gains/(losses) on financial instruments at fair value (571) 2,505 2 Other income 2 4 Net other operating income (570) 2,507 Total operating income (220) 2,860 Salaries and other administrative expenses 40 43 Depreciation 6 4 Other expenses 4 5 Impairment charges on loans at amortized cost 0 0 Total operating expenses 50 52 Pre-tax operating profit/(loss) (270) 2,808 Taxes (76) 786 Profit/(loss) for the period from continuing operations (194) 2,022 Profit/(loss) for the period from discontinued operations 0 0 Other comprehensive income 0 0 Total comprehensive income (194) 2,022

Unaudited Balance sheet (Eksportfinans ASA) Figures for interim periods are unaudited. (NOK million) 31.03.10 31.12.09 31.03.09 Note Loans and receivables due from credit institutions 71,193 64,126 83,894 4, 6, 7 Loans and receivables due from customers 69,554 66,677 57,786 5, 6, 7 Securities 73,808 76,090 92,960 8 Financial derivatives 15,830 14,344 19,341 Non-current assets held for sale 0 0 518 Deferred tax asset 6 0 0 Intangible assets 24 26 28 Fixed assets and investment property 205 208 214 9 Other assets 2,744 3,783 15,472 10 Total assets 233,364 225,254 270,213 Deposits by credit institutions 43 38 47 Borrowings through the issue of securities 206,020 197,634 233,013 11 Financial derivatives 14,271 14,810 22,142 Taxes payable 124 73 254 Deferred tax liabilities 0 157 1,646 Other liabilities 5,640 5,124 2,161 12 Accrued expenses and provisions 93 89 82 Subordinated debt 1,546 1,502 1,639 Capital contribution securities 414 419 337 Total liabilities 228,151 219,846 261,321 Share capital 2,771 2,771 2,771 Share premium reserve 177 177 177 Reserve for unrealized gains 403 403 3,104 Other equity 2,057 2,057 818 Comprehensive income for the period (194) 0 2,022 Total shareholders’ equity 5,213 5,408 8,892 Total liabilities and shareholders’ equity 233,364 225,254 270,213

Unaudited Statement of changes in equity (Eksportfinans ASA) Figures for interim periods are unaudited. Share Reserve Share premium unrealized Other Total (NOK million) capital 1) reserve 1) gains 1, 2) equity 2) equity Equity as at January 1, 2009 2,771 177 3,104 818 6,870 Total comprehensive income for the period 0 0 0 2,022 2,022 Equity as March 31, 2009 2,771 177 3,104 2,840 8,892 Equity as at January 1, 2010 2,771 177 403 2,057 5,408 Total comprehensive income for the period 0 0 (337) 143 (194) Equity as March 31, 2010 2,771 177 66 2,199 5,213 1) Restricted equity. 2) For 2009, there is no preliminary interim allocation of comprehensive income between the reserve for unrealized gains and other equity. The calculation was only performed at year-end (as of December 31, 2009).

Unaudited Cash flow statement (Eksportfinans ASA) Figures for interim periods are unaudited. First quarter (NOK million) 2010 2009 Pre-tax operating profit/(loss) from continuing operations (270) 2,808 Provided by operating activities: Accrual of contribution from the Norwegian government (497) (404) Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss 583 (2,505) Depreciation 6 4 Disbursement of loans (3,717) (8,528) Principal collected on loans 5,762 14,475 Purchase of financial investments (trading) (7,867) (18,842) Proceeds from sale or redemption of financial investments (trading) 6,598 24,488 Contribution paid by the Norwegian government 332 152 Taxes paid (37) (47) Changes in: Accrued interest receivable (2,871) (977) Other receivables 1,250 (3,576) Accrued expenses and other liabilities 3,162 (4,699) Net cash flow from operating activities 2,434 2,349 Purchase of financial investments 0 0 Proceeds from sale or redemption of financial investments 3,653 245 Net cashflow from financial derivatives 3,144 1,511 Purchases of fixed assets (1) (2) Net proceeds from sales of fixed assets 0 0 Net cash flow from investing activities 6,796 1,754 Change in debt to credit institutions 3 (264) Proceeds from issuance of commercial paper debt 72,405 41,622 Repayments of commercial paper debt (82,466) (38,607) Proceeds from issuance of bond debt 25,996 16,531 Principal payments on bond debt (13,379) (20,628) Issuance of new share capital 0 0 Net cash flow from financing activities 2,559 (1,346) Net change in cash and cash equivalents 1) 11,789 2,757 Cash and cash equivalents 3) at beginning of period 4,523 6,667 Effect of exchange rates on cash and cash equivalents 88 (247) Cash and cash equivalents 1) at end of period 16,400 9,177 1) Cash equivalents are defined as bank deposits with maturity less than 3 months.

Unaudited Notes to the accounts 1. Accounting principles Eksportfinans’ first quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards — (IFRS), in line with both IFRS as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as in Eksportfinans’ annual financial statements of 2009, as approved for issue by the Board of Directors on March 2, 2010. These policies have been consistently applied to all the periods presented. Figures for interim periods are unaudited. 2. Net gains/(losses) on financial instruments at fair value First quarter (NOK million) 2010 2009 Securities 9 0 Financial derivatives (15) (15) Foreign currencies 2 (6) Other financial instruments at fair value 16 21 Net realized gains/(losses) 12 0 Loans and receivables (17) (210) Securities 246 271 Financial derivatives 1) 2) (1,212) (862) Commercial paper debt 2) 2 48 Bond debt 2) 428 3,130 Subordinated debt and capital contribution securities 2) (24) 167 Foreign currencies 0 (58) Other 2) (6) 19 Net unrealized gains/(losses) (583) 2,505 Net realized and unrealized gains/(losses) (571) 2,505 Net unrealized gains/(losses) on securities First quarter (NOK million) 2010 2009 Securities held for trading 94 12 Securities designated as at fair value at initial recognition 152 259 Total 246 271 1) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a loss of NOK 161 million as of March 31, 2010 and a loss of NOK 256 million as of March 31, 2009. 2) In the first quarter of 2010, Eksportfinans had an unrealized gain of NOK 403 million (NOK 3.3 billion in the first quarter of 2009) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 581 million (gain of NOK 2.7 billion in the first quarter of 2009).

Unaudited 3. Capital adequacy Capital adequacy is calculated in accordance with the Basel II regulations in force from the Norwegian Banking, Insurance and Securities Commission. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value. (NOK million) 31.03.2010 31.12.2009 31.03.2009 Risk- Risk- Risk-Book weighted Book weighted Book weighted value value value value value value Total assets 233,364 36,916 225,254 35,964 270,213 45,762 Off-balance sheet items 492 465 586 Operational risk 2,689 2,689 401 Total currency risk 137 162 115 Total risk-weighted value 40,235 39,280 46,864 The Company’s eligible regulatory capital (NOK million and in percent of risk-weighted value) 31.03.2010 31.12.2009 31.03.2009 Core capital 1) 3,836 9.5% 3,819 9.7% 3,677 7.8% Additional capital 2) 1,458 3.6% 1,418 3.6% 1,527 3.3% Total regulatory capital 5,294 13.2% 5,237 13.3% 5,204 11.1% 1) Includes share capital, other equity, elements of capital contribution securities and other deductions (inter alia dividend related to 2009) and additions in accordance with the Norwegian capital adequacy regulations. 2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations. 4. Loans and receivables due from credit institutions (NOK million) 31.03.10 31.12.09 31.03.09 Bank deposits and other claims on banks 19,905 8,204 10,111 Loans to Kommunekreditt Norge AS, nominal amount (also included in note 6) — 0 51,664 Loan to KLP Kreditt AS (also included in note 6) 25,764 30,058 -Loans to other credit institutions, nominal amount (also included in note 6) 26,042 26,325 22,417 Accrued interest and adjustment to fair value on loans (518) (461) (298) Total 71,193 64,126 83,894 The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.

5. Loans to customers (NOK million) 31.03.10 31.12.09 31.03.09 Loans due from customers, nominal amount (also included in note 6) 68,681 65,819 56,988 Accrued interest and adjustment to fair value on loans 873 858 798 Total 69,554 66,677 57,786 6. Total loans Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis. (NOK million) 31.03.10 31.12.09 31.03.09 Loans to Kommunekreditt Norge AS — - 51,664 Loan to KLP Kreditt AS 25,764 30,058 — Loans due from other credit institutions 26,042 26,325 22,417 Loans due from credit institutions 51,806 56,383 74,081 Loans due from customers 68,681 65,819 56,988 Total nominal amount 120,487 122,202 131,069 Commercial loans 81,512 83,374 95,697 Government-supported loans 38,975 38,828 35,372 Total nominal amount 120,487 122,202 131,069 Capital goods 28,139 28,347 23,011 Ships 39,400 36,376 33,479 Export-related and international activities *) 16,428 16,652 22,858 Direct loans to Norwegian local government sector 5,766 5,778 — Loans to Kommunekreditt Norge AS — - 51,664 Loan to KLP Kreditt AS 25,764 30,058 — Municipal-related loans to other credit institutions 4,943 4,943 — Loans to employees 47 48 57 Total nominal amount 120,487 122,202 131,069 *) Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) 31.03.10 31.12.09 31.03.09 Banking and finance 7,863 8,260 8,735 Real estate management 5,249 5,237 5,412 Consumer goods 3,215 3,052 3,546 Aviation and shipping 41 40 101 Oil and gas 25 25 543 Aluminum, chemicals and minerals 6 8 12 Engineering and construction 1 1 27 IT and telecommunication 0 0 4,449 Other categories 28 29 33 Total nominal amount 16,428 16,652 22,858

7. Loans past due or impaired (NOK million) 31.03.10 31.12.09 31.03.09 Interest and principal installment 1-30 days past due 9 5 11 Not matured principal on loans with payments 1-30 days past due 214 12 54 Interest and principal installment 31-90 days past due 1 7 4 Not matured principal on loans with payments 31-90 days past due 13 47 65 Interest and principal installment more than 90 days past due 423 417 454 Not matured principal on loans with payments more than 90 days past due 62 58 244 Total loans that are past due 722 546 832 Relevant collateral or guarantees received *) 309 137 337 Estimated impairments on loans valued at amortized cost 0 0 0 *) A total of NOK 413 million relates to exposure towards Icelandic banks as of March 31, 2010, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner. 8. Securities (NOK million) 31.03.10 31.12.09 31.03.09 Trading portfolio 46,572 46,131 51,636 Other securities at fair value through profit and loss 27,236 29,959 41,324 Total 73,808 76,090 92,960 9. Fixed assets and investment property (NOK million) 31.03.10 31.12.09 31.03.09 Buildings and land at own use 126 127 131 Investment property 70 71 73 Total building and land 196 198 204 Other fixed assets 9 10 10 Total 205 208 214 10. Other assets (NOK million) 31.03.10 31.12.09 31.03.09 Interim account 108-Agreement 566 800 490 Cash collateral provided 2,164 2,975 14,967 Other 14 8 15 Total 2,744 3,783 15,472 11. Borrowings through the issue of securities (NOK million) 31.03.10 31.12.09 31.03.09 Commercial paper debt 9,514 19,074 34,199 Bond debt 206,727 191,153 209,881 Accrued interest and adjustment to fair value on debt (10,221) (12,593) (11,067) Total 206,020 197,634 233,013

Unaudited 12. Other liabilities (NOK million) 31.03.10 31.12.09 31.03.09 Grants to mixed credits 318 309 371 Cash collateral received 5,300 4,786 1,733 Other short-term liabilities 22 29 57 Total 5,640 5,124 2,161 13. Segment information The Company is divided into three business areas, export lending, municipal lending and securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS, in addition to loans directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company’s funding. Income and expenses related to treasury are divided between the three business areas. The segment information is in line with the management reporting. Export lending Municipal lending Securities First quarter First quarter First quarter (NOK million) 2010 2009 2010 2009 5) 2010 2009 Net interest income 1) 165 154 56 12 130 188 Commissions and income related to banking services 2) 1 0 0 0 0 0 Commissions and expenses related to banking services 2) 0 0 0 0 0 0 Net gains/(losses) on financial instruments at fair value 3) 0 (1) 0 0 (6) (14) Income/expenses divided by volume 4) 7 6 3 4 7 7 Net other operating income 8 5 3 4 1 (7) Total net income 173 159 59 16 131 181 Total operating expenses 28 27 7 10 15 16 Pre-tax operating profit/(loss) 145 132 52 6 116 165 Taxes 40 37 15 2 32 46 Non-IFRS profit for the period from continuing operations excluding unrealized gains/(losses) on financial instruments at fair value 105 95 37 4 84 119 1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans’ internal pricing model. The treasury department obtains interest on Eksportfinans’ equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity. 2) Income/(expenses) directly attributable to each segment. 3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments. 4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement. For 2009 and 2010, this mainly consists of realized gains on repurchase of Eksportfinans’ own debt. 5) The comparative figures related to municipal lending for 2009 do not include discontinued operations. As the segment information notes presented in the interim report for the first quarter of 2009 were prepared based on the consolidated financial statements of the former Eksportfinans Group, including discontinued operations, the comparable figures for the first quarter of 2009 have been restated and do not include discontinued operations. Unaudited Statement of comprehensive income (Eksportfinans ASA) Figures for interim periods are unaudited.